Exhibit 21.1

List of Subsidiaries

Subsidiary Jurisdiction of incorporation or organization

AVROBIO Inc. Ontario, Canada

AVROBIO Australia Pty Ltd Australia

AVROBIO Securities Corporation Massachusetts

Tectonic Therapeutic Pty Ltd. Australia

Tectonic Therapeutic Securities Corp. Massachusetts

Tectonic Operating Company, Inc. Delaware